UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

Prior intimation for closure of the Buyback
Outcome of consideration of proposal for closure of the Buyback by the Buyback Committee
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2

Prior intimation for closure of the Buyback and Outcome of consideration of proposal for closure of the Buyback by the Buyback Committee

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby furnishes with the United States Securities and Exchange Commission this Report on Form 6-K regarding the Intimations dated September 6, 2021 in relation to “Buyback Committee to consider closure of the Buyback” and September 8, 2021 in relation to “Outcome of consideration of proposal for closure of the Buyback by the Buyback Committee.

The copies of intimations as disseminated by Infosys Limited to the stock exchanges in this regard are attached to this Form 6-K as Exhibit 99.1 and Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: September 9, 2021	Inderpreet Sawhney General Counsel and Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Intimation dated September 6, 2021 regarding “Buyback Committee to consider closure of the Buyback”
99.2	Intimation dated September 8, 2021 in relation to “Outcome of consideration of proposal for closure of the Buyback by the Buyback Committee”